UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 17, 2022

NEOGEN CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	0-17988	38-2367843
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

620 Lesher Place Lansing, Michigan	48912
(Address of principal executive offices)	(Zip Code)

517-372-9200
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.16 par value per share	NEOG	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

As previously disclosed, on December 13, 2021, Neogen Corporation (the “Company” or “Neogen”) entered into certain definitive agreements providing for the combination of the food safety business (the “Food Safety Business”) of 3M Company (“3M”) with Neogen in a Reverse Morris Trust transaction (the “proposed transaction”), including an Agreement and Plan of Merger, dated as of December 13, 2021 (the “Merger Agreement”), by and among the Company, Nova RMT Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), 3M and Garden SpinCo Corporation, currently a wholly owned subsidiary of 3M (“SpinCo”), pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into SpinCo (the “Merger”), with SpinCo surviving the Merger as a wholly owned subsidiary of the Company.

On August 17, 2022, the Company held a special meeting of the Company’s shareholders (the “Special Meeting”) to consider and vote on certain proposals in connection with the proposed transaction, each of which is set forth below and described in more detail in the Company’s definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on July 18, 2022 (as supplemented, the “Proxy Statement”). Holders of 84,957,941 shares of Neogen common stock entitled to vote at the Special Meeting were present in person or by proxy, representing approximately 78.78% of the total number of shares of Neogen common stock outstanding as of July 5, 2022, the record date for the Special Meeting. The final voting results of the matters presented and voted on at the Special Meeting are as follows:

1.
The proposal to approve the issuance of shares of Neogen common stock in connection with the Merger contemplated by the Merger Agreement (the “Share Issuance Proposal”), which was approved, was as follows:

For	Against	Abstain	Broker Non-Votes
84,239,995	435,548	282,398	0

2.
The proposal to approve the amendment of Neogen’s articles of incorporation to (a) increase the number of authorized shares of Neogen common stock from 240,000,000 shares of Neogen common stock to 315,000,000 shares of Neogen common stock and (b) increase the maximum number of directors on the Neogen board of directors from nine directors to eleven directors (the “Charter Amendment Proposal”), which was approved, was as follows:

For	Against	Abstain	Broker Non-Votes
84,136,775	536,088	285,078	0

3.
The proposal to approve the amendment of Neogen’s bylaws to increase the maximum number of directors that may comprise the Neogen board of directors from nine directors to eleven directors (the “Bylaw Board Size Proposal”), which was approved, was as follows:

For	Against	Abstain	Broker Non-Votes
84,117,031	527,190	313,270	0

4.
The proposal to approve the amendment of Neogen’s bylaws in order to authorize the Neogen board of directors to amend the bylaws without obtaining the prior approval of Neogen’s shareholders, which was approved, was as follows:

For	Against	Abstain	Broker Non-Votes
65,783,967	19,077,082	96,892	0

A vote was not held on the proposal to approve the adjournment of the Special Meeting to solicit additional proxies in the event that there were not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal, the Charter Amendment Proposal or the Bylaw Board Size Proposal, because there were sufficient votes at the time of the Special Meeting to approve each of these proposals.

Item 8.01 Other Events.

On August 17, 2022, Neogen issued a press release announcing the preliminary results of the vote at the Special Meeting, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release of Neogen Corporation, dated August 17, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information About the Transactions and Where to Find It

In connection with the proposed transaction, SpinCo filed a Registration Statement on Form S-4 and Form S-1 (Reg. No. 333-263669) in connection with its separation from 3M that contains a prospectus relating to the shares of SpinCo common stock to be distributed in the proposed transaction (as amended and supplemented, the “SpinCo Registration Statement”) and Neogen filed a Registration Statement on Form S-4 (Reg. No. 333-263667) that includes a prospectus relating to the shares of Neogen common stock to be issued in the proposed transaction (as amended and supplemented, the “Neogen Registration Statement”), which registration statements were declared effective by the SEC on August 4, 2022. In addition, 3M has filed with the SEC a Schedule TO related to 3M’s exchange offer in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SPINCO REGISTRATION STATEMENT, NEOGEN REGISTRATION STATEMENT 3M’S SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS THAT ARE MADE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, GARDEN SPINCO AND THE PROPOSED TRANSACTION. The SpinCo Registration Statement, Neogen Registration Statement, 3M’s Schedule TO and other documents relating to the proposed transaction (as they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The SpinCo Registration Statement, Neogen Registration Statement, 3M’s Schedule TO and other documents (as they become available) can also be obtained free of charge from 3M upon written request to 3M Investor Relations Department, Bldg. 224-1 W-02, St. Paul, MN 55144, or by e-mailing investorrelations@3M.com or upon written request to Neogen’s Investor Relations, 620 Lesher Place, Lansing, Michigan 48912 or by e-mailing ir@neogen.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Neogen Corporation

Date: August 18, 2022	By:	/s/ Amy M. Rocklin
Name: Amy M. Rocklin
Title: Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

Neogen Shareholders Approve All Proposals Required for Combination with 3M’s Food Safety Business

LANSING, Mich., August 17, 2022 — Neogen Corporation (“Neogen”) (NASDAQ: NEOG) announced that, at the special meeting of Neogen shareholders held today, Neogen shareholders voted to approve all proposals required in connection with the pending combination of the food safety business of 3M Company (“3M”) (NYSE: MMM) with Neogen, including the issuance of shares of Neogen common stock pursuant to the Agreement and Plan of Merger, dated as of December 13, 2021, among Neogen, 3M, Nova RMT Sub, Inc., a wholly owned subsidiary of Neogen, and Garden SpinCo Corporation, currently a wholly owned subsidiary of 3M, and certain amendments to Neogen’s organizational documents. The transaction is expected to be completed on September 1, 2022, subject to the satisfaction or waiver of the remaining customary closing conditions.

“We are pleased to have received the support of our shareholders and the approval of the necessary proposals as we look toward the expected close of this transaction,” said John Adent, Neogen’s President and CEO. “I want to thank all of our investors for their continued support, and I am excited for Neogen’s future growth as we strengthen our position at the forefront of the new era in food security.”

Neogen will file the final voting results, as certified by the independent Inspector of Election, on a Form 8-K with the U.S. Securities and Exchange Commission.

About Neogen

Neogen Corporation develops and markets comprehensive solutions dedicated to food and animal safety, operating with the intention to “Every day, protect the people and animals we care about.” The company’s Food Safety segment markets dehydrated culture media and diagnostic test kits to detect foodborne bacteria, natural toxins, food allergens, drug residues, plant diseases, and sanitation concerns. Neogen’s Animal Safety segment is a leader in the development of genomic solutions along with the manufacturing and distribution of a variety of animal healthcare products, including diagnostics, pharmaceuticals, veterinary instruments, wound care, and disinfectants, as well as rodent and insect control solutions.

Cautionary Note on Forward-Looking Statements

This release includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Neogen, 3M and Garden SpinCo Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Neogen and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction may not be satisfied or waived, on a timely basis or otherwise; (2) the risk that the proposed transaction may not be completed on the terms or in the timeframe expected by Neogen, 3M and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the business of Neogen and 3M’s food safety business (the “Food Safety Business”), on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the Food Safety Business from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the proposed transaction with their employees, customers, suppliers, or other counterparties; and (17) risk factors detailed from time to time in Neogen’s and 3M’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Neogen’s and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including Neogen’s registration statement filed on Form S-4, which was declared effective by the SEC on August 4, 2022, Neogen’s definitive proxy statement on Schedule 14A with respect to the special meeting of Neogen shareholders in connection with the proposed transaction filed with the SEC on July 18, 2022, as amended and supplemented, and SpinCo’s registration statement filed on Form S-4 and Form S-1, which was declared effective by the SEC on August 4, 2022. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Neogen, 3M or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information About the Transactions and Where to Find It

In connection with the proposed transaction, SpinCo filed a Registration Statement on Form S-4 and Form S-1 (Reg. No. 333-263669) in connection with its separation from 3M that contains a prospectus relating to the shares of SpinCo common stock to be distributed in the proposed transaction (as amended and supplemented, the “SpinCo Registration Statement”) and Neogen filed a Registration Statement on Form S-4 (Reg. No. 333-263667) that includes a prospectus relating to the shares of Neogen common stock to be issued in the proposed transaction (as amended and supplemented, the “Neogen Registration Statement”), which registration statements were declared effective by the SEC on August 4, 2022. In addition, 3M has filed with the SEC a Schedule TO related to 3M’s exchange offer in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SPINCO REGISTRATION STATEMENT, NEOGEN REGISTRATION STATEMENT, 3M’S SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS THAT ARE MADE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, GARDEN SPINCO AND THE PROPOSED TRANSACTION. The SpinCo Registration Statement, Neogen Registration Statement, 3M’s Schedule TO and other documents relating to the proposed transaction (as they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The SpinCo Registration Statement, Neogen Registration Statement, 3M’s Schedule TO and other documents (as they become available) can also be obtained free of charge from 3M upon written request to 3M Investor Relations Department, Bldg. 224-1 W-02, St. Paul, MN 55144, or by e-mailing investorrelations@3M.com or upon written request to Neogen’s Investor Relations, 620 Lesher Place, Lansing, Michigan 48912 or by e-mailing ir@neogen.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For more information, contact:

Neogen Media Contact:
Blake Sonnenshein, Partner
Brunswick Group
Neogen@brunswickgroup.com

Neogen Investor Contact:
Steve Quinlan, Chief Financial Officer
squinlan@Neogen.com
(517) 372-9200